CIGMA METALS CORPORATION

BY EDGAR
--------

November 7, 2006

U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention: Donna Levy
Mail Stop: 7010

RE:  Cigma Metals Corporation
     Amendment No. 1 to Registration Statement on Form SB
     Filed October 25, 2006
     File No. 333-136755

     We have prepared the following responses to your letter of November 3, 2006 (the "NOVEMBER 3RD 2006 LETTER"). The numbered responses are keyed sequentially to the numbered paragraphs in the November 3rd Letter. All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Amendment No. 2 to the Form SB2.

     Page references are to the hard copy of the Form SB2 as marked.

1. The warrants issued in the May 2006 private placements have not been exercised by the shareholders. The filing has been revised to reflect the same.

2. We have updated our independent registered public accountants' consent and have clarified which report the consent addresses.

3. Additionally the filing has been updated to reflect such other changes as the Company deemed appropriate.

     We hope the foregoing is responsive to your comments.

Very truly yours,

Cigma Metals Corporation

By: /s/"Lars  Pearl"
    ----------------
Name: Lars Pearl
Title: President